

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2009

Shoichi Aoki
General Manager of Financial and Accounting Department
Kyocera Corporation
6 Takeda Tobadono-cho Fushimi-ku
Kyoto-shi, KYT 612-8501
Japan

> **Re:** **Kyocera Corporation**
> **Form 20-F for the Fiscal-Year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-07952**

Dear Mr. Aoki:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief